EXHIBIT 1.01

OLYMPIC STEEL, INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of Olympic Steel, Inc. (the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).

Statements in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2013. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). The operations of our tubular and pipe products segment, the Chicago Tube and Iron subsidiary, may at times manufacture products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”), including the following product lines: ASTM B444 (Alloy 625); Bronze Alloys; O-1 Tool Steel; ASTM B619 (Alloy C276); and Inconel.

As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Conflict Minerals, are contained in this Report, which is publicly available at www.olysteel.com. The content on any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

Due Diligence Process

We have conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. We also exercised due diligence on the source and chain of custody of the Subject Minerals. Our due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).

Our supply chain is complex and includes a number of suppliers including mills, master distributors, distributors and brokers. Our products start as mined minerals integrated into metal that is then converted into items that we sell or process. Because we do not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between us and the original sources of conflict minerals. As a result, we rely on our direct suppliers to provide information regarding the origin of any conflict minerals contained in the materials that they provide to us for incorporation into our products.

Throughout the Reporting Period, we worked to identify suppliers that we believed could potentially provide materials containing Subject Minerals that were incorporated into our products. We surveyed the suppliers that represented a majority of our purchases for 2012. In addition, we surveyed suppliers where the nature of the materials indicated that those materials were likely to contain Conflict Materials. As a result of this process, we identified 370 direct suppliers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing Subject Minerals. We received responses from 75% of the Covered Suppliers.

During the Reporting Period, we sent notices to all of the Covered Suppliers that: (i) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; and (ii) requested information regarding the presence and sourcing of Subject Materials using the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”).

Using a risk-based approach, we evaluated responses received from each Covered Supplier that responded to our request, including completed EICC-GeSI Templates, for information for plausibility, consistency, and gaps both in terms of which materials were stated to contain or not contain conflict minerals, as well as the origin of those conflict minerals. In addition, we performed certain validation procedures with respect to responses we received where we deemed it necessary to confirm the accuracy and completeness of the information contained therein. If during our review or validation procedures with respect to a response that we received from a Covered Supplier any of the information contained in such response gave us reason to believe such information was inaccurate or incomplete, we initiated further communication with such Covered Supplier in an effort to resolve such inaccurate or incomplete information.

1.     Due Diligence

The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

Establish Strong Company Management Systems

Conflict Minerals Team

During the Reporting Period, we formed a cross-functional working group to oversee and drive our conflict minerals compliance program (the "Conflict Minerals Team"). As part of its function, the Conflict Minerals Team meets regularly for the purpose of sharing information concerning our conflict minerals program and processes and taking actions to implement our conflict minerals program.

Conflict Minerals Policy

The Conflict Minerals Team prepared and presented for adoption to our senior management the Company's current conflict minerals policy applicable to our suppliers (“Conflict Minerals Policy”). The Conflict Minerals Policy affirms that Chicago Tube and Iron, a subsidiary of the Company, shares the concerns of Congress and the international business community regarding the use of profits derived from the mining of certain minerals in the Covered Countries and supports ending the violence and human rights violations in the Covered Countries. Pursuant to the Conflict Minerals Policy, Chicago Tube and Iron:

●	supports the aims and objectives of the U.S. legislation on the supply of “conflict minerals”.
●	will not knowingly procure specified metals that originate from facilities in the “Covered Countries” that are not certified as “conflict free”; and
●	will require its suppliers to provide written documentation about the source of conflict minerals and smelters to ensure compliance with these requirements.

The Conflict Minerals policy is publicly available on our Chicago Tube and Iron subsidiary’s website at www.chicagotube.com.

Establish a System of Controls and Transparency Over the Mineral Supply Chain

As discussed in greater detail under "Reasonable Country of Origin" above, we do not purchase conflict minerals directly from mines, smelters or refiners. There are many third parties in the supply chain between us and the original sources of the conflict minerals contained in our products. As a result, we rely on our direct suppliers to provide information regarding the origin of any conflict minerals contained in the materials that they provide to us for incorporation into our products. However, improving supply chain transparency is an ongoing process and we endeavor to continue to improve the transparency of our supply chain through continued engagement with our suppliers.

Identify and Assess Risk in the Supply Chain

We have undertaken the task of increasing our supply chain transparency and identifying risks within our supply chain. We are committed to conducting business in a socially responsible manner and we are determined to partner with suppliers who are similarly committed. In addition, we are working with selected suppliers to ensure they provide us with conflict minerals sourcing information.

Design and Implement a Strategy to Respond to Identified Risks

In situations where a Covered Supplier has disclosed the existence or potential existence of conflict minerals that were sourced from the Covered Countries in one or more materials they sell to us for incorporation into our products, we have employed a practice of further engagement with such Covered Supplier in an effort to better understand their own procurement practices as well as how they intend to respond to this identified risk. With this information, we are then better positioned to evaluate the circumstances affecting such Covered Supplier and formulate our own action plan with respect to continued sourcing from such Covered Supplier.

Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices

We do not typically have a direct relationship with smelters and refiners that produce conflict minerals and do not perform or direct audits of these entities within our supply chain. Where possible, we have relied on third-party assurances and certifications. For example, we accept as reliable any smelter that is a member of the EICC-GeSI Conflict Free Smelter program.

Report Annually on Supply Chain Due Diligence

This Report is publicly available at www.olysteel.com and meets the OECD recommendation to report annually on supply chain due diligence.

2.     Diligence Results

Based on the information obtained pursuant to the RCOI and due diligence process described above, we do not have sufficient information to determine if the facility/smelter or country of origin of any of the Subject Minerals supplied to us. Despite receiving responses from suppliers listing smelter or refiner names in their supply chain, the suppliers were unable to accurately report which specific smelters were part of the supply chain of the materials that were sold to the Company during the Reporting Period. The Company expects to continue to implement its conflict minerals program to improve its supply chain transparency by obtaining better, more accurate, and more complete information from its suppliers. See “Additional Due Diligence and Risk Mitigation” below.

3.     Additional Due Diligence and Risk Mitigation

The Company expects to continue to improve its supply chain due diligence efforts. Such measures may include, but are not limited to:

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include a conflict minerals statement in new purchase orders that requires suppliers to provide information about the source of their conflict minerals, including the facilities/smelters used to produce such conflict minerals;

-	engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses;
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engage any of our suppliers found to be supplying us with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict; and

-	work with the OECD and relevant trade organizations to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance.